FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 16, 2004

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated August 16, 2004.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 31, 2004
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM ACQUIRES AXYS

Acquisition expands ARM RealView design tools portfolio with ESL expertise

CAMBRIDGE, UK – Aug. 16, 2004 – ARM Holdings plc [(LSE:ARM); (Nasdaq:ARMHY)], today announced it has agreed to acquire Axys Design Automation, Inc., a provider of fast, accurate, integrated, processor and system modelling and simulation solutions. Axys, a 26-person company, is headquartered in Irvine, California, with a design center in Aachen, Germany, and has assets valued at $1.9 million. Closing is subject only to confirmation by the California Secretary of State, which is expected to be given by August 18, 2004.

Axys’ ESL (Electronic System Level) products reduce overall system costs by allowing designs to be modelled early in the development cycle (pre-silicon), decreasing time-to-market and minimizing design errors. With this acquisition, ARM will expand its existing RealView® design tools portfolio and further enable its Silicon and Systems Partners to reliably and efficiently develop advanced digital products.

“The industry trend toward greater complexity of systems has created a demand for tools that bridge the gap between software development environments and the hardware design tools from our EDA Partners,” said Warren East, CEO, ARM. “Axys’ ESL products offer a high degree of integration with our existing RealView Developer Suite software design tools; when combined into an integrated offering, these will enable highly-optimized, cost-effective, system designs. Axys’ support for the SystemC modeling standard, along with their proven commercial success within a number of key customers made them a natural fit with ARM.”

“Axys and ARM have a successful, long-standing relationship,” said Vojin Zivojnovic, co-founder and CEO, Axys. “Our technology and expertise in ESL, which helps to link embedded software and EDA solutions in the design flow, complements existing ARM® tools and modeling capabilities. We will continue to support our existing customers and Partners, bringing together ARM processors, OptimoDE™ Data Engines, AMBA™ interconnect and the software development process, with industry-leading third-party IP in a single, unified design environment.”

CONTACTS:

Sarah Marsland/Juliet Clarke	Warren East/Tim Score
Financial Dynamics	ARM Holdings plc
+44 (0) 207 831 3113	+44 (0) 1223 400 432

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and RealView are registered trademarks of ARM Limited. AMBA and OptimoDE are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.